Mail Stop 4561

   January 19, 2006

Mr. Kung-Chieh Huang
Chief Financial Officer
Eupa International Corporation
89 N. San Gabriel Boulevard
Pasadena, CA 91107

      Re:	Eupa International Corporation
		Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-26539

Dear Mr. Huang:

      We have reviewed your response letter dated November 28,
2005
and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Note D - Intangible Assets, page F-12
1. Related to prior comment 3, please provide us with sufficient detail explaining the nature of costs associated with applying for new patents and trademarks that you have capitalized and tell us your basis for capitalizing these costs. In addition, please explain how you have evaluated such intangible assets for impairment in light of your recurring cash and operating losses.

Note I - Discontinued Operations, page F-17
2. We note your response to comment 5. Please tell us why you accounted for the reversal of an income tax accrual as a change in accounting estimate as opposed to a correction of an error in a prior period. Reference is made to APB 20.

Note M - Liquidation Distribution, page F-20
3. We note your response to comment 6. According to your disclosure in Note B your wholly-owned subsidiary, Union Channel Limited, is consolidated and all intercompany accounts are eliminated upon consolidation. In light of this, we are unclear why you have an "Investment in Union" account and why the dissolution of a wholly-owned subsidiary and related transfer of cash to you the parent would have any effect on your financial statements. Please amend form 10-
KSB and subsequently filed 10-QSBs to revise your statements of operations, statements of changes in stockholders` equity and statements of cash flows to remove all reference to this liquidation distribution.

Form 10-QSB for the quarterly period ended September 30, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, pages 9 - 14

Overview, pages 9 - 10
4. We note from your disclosure on page 10 of your Form 10-QSB that your "mark-up was 5% for research and development services and 2% for patent and fiduciary and administration services." Please explain what costs are associated with providing these services and tell us how those costs have been reflected in the financial statements.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Kung-Chieh Huang
Eupa International Corporation
January 19, 2006
Page 1